Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

1.5 Year Callable Contingent Coupon Securities Linked to SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500® Index (ticker: "SPX")
Pricing date:	October 29, 2021
Valuation dates:	Monthly
Maturity date:	May 4, 2023
Contingent coupon:	Between 7.00% and 8.00% per annum*, paid monthly only if the closing value of the underlying is greater than or equal to the coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	75% of the initial underlying value
Knock-in value:	75% of the initial underlying value
Knock-in event:	The closing value of the underlying is less than the knock-in value on any scheduled trading day during the observation period
Observation period:	The period from but excluding the pricing date to and including the final valuation date
Redemption:	We may call the securities, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than three business days' notice.
Potential redemption dates:	Monthly on valuation dates beginning after six months
CUSIP / ISIN:	17329QZB9 / US17329QZB93
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not called):	• If the final underlying value is greater than or equal to the initial underlying value: $1,000 • If the final underlying value is less than the initial underlying value and a knock-in event has not occurred: $1,000 • If the final underlying value is less than the initial underlying value and a knock-in event has occurred: $1,000 + ($1,000 × the underlying return)
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated September 27, 2021

* The actual contingent coupon rate will be determined on the pricing date.
** The hypotheticals assume that contingent coupon will be set at the lowest value indicated in this offering summary.
*** Assumes the securities have not been previously redeemed on any interim valuation date.

Hypothetical Interim Payment per Security**

Hypothetical Underlying Return on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date***
100.00%	$5.833
75.00%	$5.833
50.00%	$5.833
25.00%	$5.833
0.00%	$5.833
-10.00%	$5.833
-25.00%	$5.833
-25.10%	$0.00
-50.00%	$0.00
-100.00%	$0.00

Hypothetical Payment at Maturity per Security

Assumes the securities have not been redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity if Knock-in Event Has Not Occurred	Hypothetical Payment at Maturity if Knock-in Event Has Occurred
100.00%	$1,000.00	$1,000.00
75.00%	$1,000.00	$1,000.00
50.00%	$1,000.00	$1,000.00
25.00%	$1,000.00	$1,000.00
0.00%	$1,000.00	$1,000.00
-15.00%	$1,000.00	$850.00
-25.00%	$1,000.00	$750.00
-25.10%	N/A	$749.00
-50.00%	N/A	$500.00
-100.00%	N/A	$0.00

Selected Risk Considerations • You may lose some or all of your investment. If the securities are not redeemed prior to maturity, the final underlying value on the final valuation date is less than the initial underlying value and a knock - in event has occurred, meaning the closing value of the underlying was less than the knock - in value on at least one scheduled trading day during the period from but excluding the pricing date to and including the final valuation date, you will be fully exposed to any depreciation of the underlying on the final valuation date. If the final underlying value on the final valuation date is less than the initial underlying value and a knock - in event has occurred, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying on the final valuation date has declined from the initial underlying value. • You will not receive any contingent coupon following any valuation date on which the closing value on that valuation date is less than the coupon barrier. • The return on the securities depends solely on the performance of the underlying. As a result, t he securities are subject to the risks of the underlying and will be negatively affected if it performs poorly. • We may redeem the securities at our option, which will limit your ability to receive contingent coupon payments. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing values of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03 ) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.